UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

EuroDry Ltd.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

Y23508107
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou & Evropis St. 151 24 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

834,250

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

834,250

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

834,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.0%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23508107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Family United Navigation Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

205,163

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

205,163

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

205,163

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23508107

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.01 par value (the "Common Shares"), of EuroDry Ltd., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2.	Identity and Background

(a),(f)	The persons filing this statement are Friends Investment Company Inc., a Marshall Islands corporation (“Friends Investment Company”) and Family United Navigation Co., a Marshall Islands corporation (“Family United Navigation” and, together with Friends Investment Company, the "Reporting Persons").

(b)	The address of the principal place of business of Friends Investment Company is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

The address of the principal place of business of Family United Navigation is Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro MH96960, Marshall Islands.

(b),(c)	The principal business of the Reporting Persons is acting as shipping investment holding companies.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Friends Investment Company is set forth below. The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Emmanuel J. Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Family United Navigation is set forth below. If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Pantelis Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chartering Manager of Eurobulk, Ltd.

Aristides P Pittas	Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Eleni Pitta	Treasurer/Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving as an employee in Administration at Eurobulk Ltd.

Despoina Pitta	Director	Ms. Pitta is a citizen of Greece. Her principal occupation is serving on the board of directors of P. Pappas and A. Pittas OE.

(d),(e)	None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the 834,250 Common Shares directly owned by Friends Investment Company came from its working capital. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchases of the 205,163 Common Shares directly owned by Family United Navigation pursuant to the Spin-Off Distribution came from its working capital. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares of the Issuer in their accounts:

	Vested	Unvested
Aristides P. Pittas	889	1,702
Aristides J. Pittas	10,034	6,238

Item 4.	Purpose of Transaction

The Reporting Persons acquired their Common Shares and the Series B Preferred Shares, as applicable, for investment and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Common Shares, as indicated in Item 5 below.

Aristides J. Pittas, who serves as the Vice President and as a Director of Friends Investment Company, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer. Aristides P. Pittas, who serves as the President and as a Director of Friends Investment Company and as the Secretary and a Director of Family United Navigation, is the Vice Chairman and a Class A Director of the Issuer.

Moreover, since certain persons serving as directors and officers for Friends Investment Company also serve in similar capacities for Family United Navigation, the Reporting Persons may be deemed to be affiliates of each other for purposes of reporting on Schedule 13D. As such, each Reporting Person may be deemed to beneficially own the Common Shares of the other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 834,250 Common Shares, constituting 37.0% of the Common Shares, based upon 2,254,800 Common Shares outstanding. Friends Investment Company has the sole power to vote or direct the vote of 834,250 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Friends Investment Company has the sole power to dispose or direct the disposition of 834,250 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Family United Navigation may be deemed to be the beneficial owner of 205,163 Common Shares, constituting 9.1% of the Common Shares, based upon 2,254,800 Common Shares outstanding. Family United Navigation has the sole power to vote or direct the vote of 205,163 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Family United Navigation has the sole power to dispose or direct the disposition of 205,163 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D/A.

The transactions by Family United Navigation in the Common Shares during the past 60 days are set forth on Exhibit B.

The transactions by Friends Investment Company in the Common Shares during the past 60 days are set forth on Exhibit C.

(e)       N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. In addition, the information set forth in Item 4 and Item 6 of the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on June 20, 2018 by the Reporting Persons are incorporated herein by reference.

Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Common Shares by Family United Navigation

Exhibit C: Schedule of Transactions in the Common Shares by Friends Investment Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2018
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated September 26, 2018, relating to the Common Shares, $0.01 par value, of EuroDry Ltd. shall be filed on behalf of the undersigned.

September 26, 2018
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President

Family United Navigation Co.

By: /s/ Pantelis Pittas
Name: Pantelis Pittas Title: President

Exhibit B

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FAMILY UNITED NAVIGATION CO.

Schedule of Transactions in Common Shares by Family United Navigation Co.*

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share

07/09/18	Common Shares, $0.01 par value	1,237	N/A	$8.25
07/10/18	Common Shares, $0.01 par value	1,263	N/A	$8.25
07/12/18	Common Shares, $0.01 par value	809	N/A	$7.85
07/20/18	Common Shares, $0.01 par value	1,401	N/A	$7.75
07/23/18	Common Shares, $0.01 par value	21	N/A	$7.82
07/24/18	Common Shares, $0.01 par value	395	N/A	$7.82
07/25/18	Common Shares, $0.01 par value	1,480	N/A	$7.82
07/26/18	Common Shares, $0.01 par value	900	N/A	$7.82
07/27/18	Common Shares, $0.01 par value	204	N/A	$7.82
07/27/18	Common Shares, $0.01 par value	700	N/A	$7.80
07/30/18	Common Shares, $0.01 par value	999	N/A	$7.80
08/16/18	Common Shares, $0.01 par value	2,501	N/A	$6.78
08/20/18	Common Shares, $0.01 par value	1,630	N/A	$6.90
08/20/18	Common Shares, $0.01 par value	4,500	N/A	$7.26
08/22/18	Common Shares, $0.01 par value	1,075	N/A	$6.97
08/28/18	Common Shares, $0.01 par value	2,545	N/A	$7.20
08/29/18	Common Shares, $0.01 par value	1,455	N/A	$7.20
09/06/18	Common Shares, $0.01 par value	1,060	N/A	$6.95
09/06/18	Common Shares, $0.01 par value	3,200	N/A	$6.95
09/07/18	Common Shares, $0.01 par value	1,120	N/A	$6.95
09/18/18	Common Shares, $0.01 par value	3,500	N/A	$7.16
09/19/18	Common Shares, $0.01 par value	1,492	N/A	$7.20
09/21/18	Common Shares, $0.01 par value	71	N/A	$7.35

*       All of the reported transactions were open market transactions.

Exhibit C

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FRIENDS INVESTMENT COMPANY

Schedule of Transactions in Common Shares by Friends Investment Company*

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share

07/10/18	Common Shares, $0.01 par value	300	N/A	$8.37
07/11/18	Common Shares, $0.01 par value	3,000	N/A	$7.65
07/12/18	Common Shares, $0.01 par value	1,000	N/A	$7.98
07/12/18	Common Shares, $0.01 par value	1,000	N/A	$8.00
07/13/18	Common Shares, $0.01 par value	1,000	N/A	$8.07
07/13/18	Common Shares, $0.01 par value	1,000	N/A	$8.10
09/05/18	Common Shares, $0.01 par value	600	N/A	$6.94
09/06/18	Common Shares, $0.01 par value	600	N/A	$7.15
09/07/18	Common Shares, $0.01 par value	600	N/A	$7.15
09/11/18	Common Shares, $0.01 par value	600	N/A	$7.14
09/12/18	Common Shares, $0.01 par value	600	N/A	$7.15
09/13/18	Common Shares, $0.01 par value	600	N/A	$7.00
09/14/18	Common Shares, $0.01 par value	600	N/A	$7.08
09/17/18	Common Shares, $0.01 par value	600	N/A	$7.09
09/18/18	Common Shares, $0.01 par value	600	N/A	$7.19
09/19/18	Common Shares, $0.01 par value	600	N/A	$7.50
09/24/18	Common Shares, $0.01 par value	500	N/A	$7.60

*       All of the reported transactions were open market transactions.